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The Fixed-Income Funds of the American Funds
333 South Hope Street
Los Angeles, California  90071-1406

Phone (213) 486 9200
Fax (213) 486 9455
Email ksv@capgroup.com

Kimberly S. Verdick
Secretary

March 17, 2009

Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Re:	Investment Letter

Gentlemen:

American Funds Money Market Fund, a Delaware statutory trust (the “Fund”), hereby offers to sell to you 100,000 shares of its Class A shares of beneficial interest, no par value, at a price of $1.00 per share and 10,000 shares if each of its Class B, Class C, Class F-1, Class F-2, Class 529-A, Class 529-B, Class 529-C, Class 529-E, Class 529-F-1, Class R-1, Class R-2, Class R-3, Class R-4, Class R-5 and Class R-6 shares of beneficial interest, no par value, at a price of $1.00 per share (the “Shares”) upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $250,000 against delivery of a statement confirming the registration of the 250,000 Shares in your name.

You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund.  You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

AMERICAN FUNDS MONEY MARKET FUND

By___________________________________
Kimberly S. Verdick

Confirmed and agreed to March 17, 2009

By___________________________________
Michael J. Downer
Senior Vice President and Secretary